EDGAR CORRESPONDENCE

May 18, 2023

Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Lauren Hamilton

Re:	Selected American Shares, Inc. (40 Act File No.: 811-00051)
Selected International Fund, Inc. (40 Act File No.: 811-01533)

Dear Ms. Hamilton:

This letter is in response to comments you provided on April 20, 2023, with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of certain annual reports and other filings of the Registrants, as identified above. SEC comments are in bold, Registrants’ responses immediately follow.
1.
We noted disclosure of significant ownership in the funds per review of the financial statements. If you could, please explain how large shareholder or shareholder concentration risk is addressed in the summary and statutory prospectus. Please consider how such redemptions could result in tax consequences and negatively impact the funds’ NAV, liquidity, brokerage cost, and the ability to execute the funds’ investment strategy.

We find your requirement to include one additional risk, re-mail the summary prospectus, and sticker the statutory prospectus and statement of additional information beyond burdensome given that for each of the funds advised by Davis Selected Advisers, L.P. (including those not under examination), the following number of principal risks are already disclosed:

Affected Fund	# Principal Risks
Selected International Fund	13
Davis International Fund	13
Davis Appreciation & Income Fund	18
Davis Research Fund	11
Davis Select U.S. Equity ETF	16
Davis Select International ETF	18
Davis Select Financial ETF	19
Davis Select Worldwide ETF	18

Your requirement that one more risk be added immediately rather than waiting for its next renewal is unwarranted, unnecessary, and unduly burdensome. Affiliate ownership has been disclosed in the financial statement footnotes for a number of years, and given the cost to shareholders that would be associated with the immediate addition of the risk, we believe that it should be included at the next annual update of the respective filings.
Selected American Shares, Inc. and Selected International Fund, Inc. (collectively the “Registrants”) acknowledge that:
1.	The Registrants are responsible for the accuracy and adequacy of the disclosures in the Registrants’ filings;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
3.	The Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrants’ filings or in response to staff comments on Registrants’ filings.
Please call the undersigned at (520) 434-3773 with any comments or questions.
Respectfully,
/s/ Lisa Cohen
     Lisa Cohen

     Vice President and Secretary